UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PHI, Inc. (formerly Petroleum Helicopters, Inc.)
(Name of Issuer)
Voting Common Stock, $0.10 par value
(Title of Class of Securities)
69336T106
(CUSIP Number)
Al A. Gonsoulin
4655 Sweetwater Boulevard
Suite 300
Sugarland, TX 77479
Tele: 800-804-9003
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 7, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69336T106

1.	NAME OF REPORTING PERSONS. Al A. Gonsoulin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) N/A
(b) N/A

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

N/A

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7.	SOLE VOTING POWER:

NUMBER OF		1,701,580 shares

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,701,580 shares

WITH	10.	SHARED DISPOSITIVE POWER:

N/A

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,701,580 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

59.65%

14.	TYPE OF PERSON REPORTING (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer.
     The class of securities to which the statement relates is the voting common stock, par value $0.10 per share (“Voting Common Stock”) of PHI, Inc., a Louisiana corporation (“PHI”). The address of the principal executive offices of PHI is 2001 SE Evangeline Thruway, Lafayette, LA 70508.
Item 2. Identity and Background.
     (a) This Amendment No. 1 to the Schedule 13D is filed by Al A. Gonsoulin (“Mr. Gonsoulin”), a United States citizen.
     (b) Mr. Gonsoulin’s principal business address is 4655 Sweetwater Boulevard, Suite 300, Sugarland, TX 77479.
     (c) Mr. Gonsoulin’s principal occupation is that of Chairman and Chief Executive Officer of PHI, Inc.
     (d) During the last five years, Mr. Gonsoulin has not been convicted in a criminal proceeding.
     (e) During the last five years, Mr. Gonsoulin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     1,423,780 shares of Voting Common Stock were acquired by Mr. Gonsoulin on September 5, 2001 from Suggs Family Fund, L.L.C., a Louisiana limited liability company (the “LLC”) in which Carroll W. Suggs (“Mrs. Suggs”) was the managing member of the LLC. On September 11, 2001, 58,480 shares of Voting Common Stock was acquired by Mr. Gonsoulin from Mrs. Suggs. The Voting Common Stock was acquired pursuant to a Stock Purchase Agreement. See Exhibit 1. The source of the funds used in making the purchases of such Voting Common Stock was obtained by Mr. Gonsoulin utilizing an unsecured personal line of credit.
     On December 7, 2010, Mr. Gonsoulin purchased 200,000 shares of Voting Common Stock on the open market with personal funds for $3,598,000.
Item 4. Purpose of Transaction.
     Mr. Gonsoulin intends to monitor his ownership interest in PHI on an ongoing basis and to take such measures as he deems appropriate from time to time in furtherance of such interest. Mr. Gonsoulin may, from time to time, acquire additional shares of common stock, dispose of some or all of the shares of common stock then owned by him, discuss PHI’s business, operations or other affairs with PHI’s management, board of directors, shareholders or others or take such other actions as Mr. Gonsoulin may deem appropriate. Notwithstanding the foregoing, except as described in this Item 4, Mr. Gonsoulin has no present plan or proposal which would relate to or would result in any of the actions referred to in items (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. Mr. Gonsoulin does, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.
(a)	None.

(b)	None.

(c)	None.

(d)	None.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	None.
Item 5. Interest in Securities of the Issuer.
(a)	Mr. Gonsoulin owns 1,701,580 shares of Voting Common Stock of PHI. Based on 2,852,616 shares of Voting Common Stock outstanding as reported on PHI’s Form 10-Q for the quarterly period ending September 30, 2010, Mr. Gonsoulin owns approximately 59.65% of the outstanding shares of the Voting Common Stock of PHI.

(b)	Mr. Gonsoulin exercises sole voting and dispositive power with respect to all 1,701,580 shares owned.

(c)	N/A.

(d)	N/A.

(e)	N/A.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The following responses to this Item 6 are qualified in their entirety by reference to the Stock Purchase Agreement, the full text of which is filed as Exhibit 1 hereto and incorporated herein by reference. Except as expressly stated in the Stock Purchase Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits of loss, or the giving or withholding or proxies.
Item 7. Material to be Filed as Exhibits.
Exhibit 1 — Stock Purchase Agreement dated September 5, 2001 (filed with original Schedule 13D)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that as of December 7, 2010, the date of the event which requires the filing of this Amendment, the information set forth in this statement is true, complete and correct.
     This 9th day of December, 2010.

By:	/s/ Al A. Gonsoulin
Al A. Gonsoulin